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UNITED STATES
~~SEC~~URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68084 39450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 AND ENDING 12-31-2012

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanguard Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 High Bluff Dr., Suite 270

(No. and Street)

San Diego   CA   92130

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Serras   858-455-5070x150

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP

(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor   New York   NY   10005

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gregory Serras _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Vanguard Capital _____, as

of December 31, _____, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____

NANCY MCCABE
Commission # 2004724
Notary Public - California
San Diego County
My Comm. Expires Jan 28, 2017

_____
Signature

President _____

CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VANGUARD CAPITAL
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2012



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Board of Directors
Vanguard Capital
San Diego, California

Report on the financial statements

We have audited the accompanying statement of financial condition of Vanguard Capital (the "Company") as of December 31, 2012 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
February 5, 2013

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets

Cash	$	73,934
Accounts receivable		372,212
Clearing deposit		100,342
Marketable securities *(at fair market value)*		3
Prepaid expenses		37,263
Furniture and equipment *(net of accumulated depreciation of $76,555)*		9,085
Total assets	$	**592,839**

The accompanying notes are an integral part of the financial statements.

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued commissions	$	216,408
Income taxes payable		3,200
Total liabilities		**219,608**

Stockholder's equity

Common stock *($.01 par value, 1,000 shares authorized, issued and outstanding)*		10
Additional paid-in capital		2,047,490
Accumulated deficit		(1,674,269)
Total stockholder's equity		**373,231**
Total liabilities and stockholder's equity	$	**592,839**

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Vanguard Capital (the "Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The company is also registered with the Securities and Exchange Commission as an Investment Advisor under the Investment Advisers Act of 1940.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions and carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on February 24, 1988, under the laws of the State of California.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

See independent auditors' report.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	Estimated useful life
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company records deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities and on operating loss carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

VANGUARD CAPITAL
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Collateral agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Accounts receivable

The company's accounts receivable are predominantly from its correspondent clearing firm, Pershing LLC, and custodians of the firm's Registered Investment Advisory business consisting of Charles Schwab Inc. and Genworth Financial Management Services. As of December 31, 2011, management determined that no allowance for any potential non-collection is required.

Concentrations of credit risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage will revert to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

See independent auditors' report.

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NOTE 3 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company has regulatory net capital of approximately $296,942 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 4 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 5 – MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2011:

Marketable securities	$ 3
Total marketable securities	$ 3

The investments are subject to "haircuts" of $3, for purposes of computing net capital.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011 are summarized as follows:

Office equipment and furniture	$ 76,600
Less: accumulated depreciation	72,004
Net property and equipment	$ 4,596

NOTE 7 – INCOME TAXES

The decrease in the valuation allowance in the year ended December 31, 2011 was $14,791.

The significant components of the Company's deferred tax assets are as follows:

Net operating loss carry forward	$ 704,594
Total deferred tax assets	$ 704,594
Less: valuation allowance	(704,594)
Net deferred tax assets	$ —

As of December 31, 2011, the Company has a net operating loss carry forward of $1,677,604 which expires as follows:

December 31, 2024	$ 137,492
2025	407,912
2026	507,602
2027	70,474
2028	379,167
2029	167,735
2030	7,222

The Company uses the following tax rates:

Federal	34%
State	8%
	42%
Less: valuation allowance	42%
Net effective tax rate	—

NOTE 8 – OPERATING LEASE

The Company leased office space under a new three-year lease which began March 1, 2009. The base monthly rent was $2,650 and is adjustable by 4.75% annually. The lease will expire at the end of February 2012. The Company paid $33,300 in office rent (including area maintenance costs) for 2011. Future minimum lease payments are as follows:

December 31, 2012	$ 5,815

NOTE 9 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2011, and January 23, 2012 when the financial statements were issued.

See independent auditors' report.